UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On May 11, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a press release regarding the 27th ordinary general meeting of shareholders, to be held on June 22, 2012. Attached is an English translation of the press release filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 11, 2012

May 11, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE 27TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that at the Board of Directors’ meeting held on May 11, 2012, the date, time, venue and purpose of the 27th Ordinary General Meeting of Shareholders were determined as stated below.

Particulars

1. Date, Time and Venue of the Meeting:

(1) Date and Time:	10:00 a.m. on Friday, June 22, 2012

(2) Venue:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo

2. Purpose of the Meeting:

(1) Matters to be reported

(i)	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statements of changes in equity, notes to consolidated financial statements and audit results of independent auditors and corporate auditors for the 27th fiscal year (from April 1, 2011 to March 31, 2012)

(ii)	Report on the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in shareholders’ equity and other net assets, and notes to non-consolidated financial statements for the 27th fiscal year (from April 1, 2011 to March 31, 2012)

(2) Matters to be resolved

First Item	Distribution of Retained Earnings as dividends

Year-end dividends • 70 JPY per one share of common stock.

Second Item	Election of Twelve Directors

	Satoshi Miura	(Current Position: Representative Director and President, Chief Executive Officer of the Company)
	Hiroo Unoura	(Current Position: Representative Director and Senior Executive Vice President of the Company)
	Yasuyoshi Katayama	(Current Position: Director and Executive Vice President of the Company)
	Hiroki Watanabe	(Current Position: Director and Executive Vice President of the Company)
	Hiromichi Shinohara	(Current Position: Director and Senior Vice President of the Company)
	Yoshikiyo Sakai	(Candidate to be appointed)
	Mitsuyoshi Kobayashi	(Candidate to be appointed)
	Akira Shimada	(Candidate to be appointed)
	Hiroshi Tsujigami	(Candidate to be appointed)
	Tsunehisa Okuno	(Candidate to be appointed)
	Katsuhiko Shirai	(Candidate to be appointed)
	Sadayuki Sakakibara	(Candidate to be appointed)

Third Item	Election of Two Corporate Auditors

	Kiyoshi Kousaka	(Candidate to be appointed)
	Seiichi Ochiai	(Candidate to be appointed)

3. Other Matters

“Notice of Convocation of the 27th Ordinary General Meeting of Shareholders” will be dispatched in early June 2012.

For further information, please contact:
Takuro Hanaki or Akio Iijima
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581